

December 7, 2012

Via E-mail
J. Gregory Yawman, Esq.
Vice President, General Counsel and Secretary
The Bon-Ton Stores, Inc.
2801 East Market Street
York, PA 17402

> **Re: The Bon-Ton Stores, Inc.**
> **The Bon-Ton Department Stores, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 20, 2012**
> **File No. 333-184177**

Dear Mr. Yawman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note your response to comment 1 in our letter dated October 26, 2012 and your statement that, "as a practical matter," the release provisions in Section 10.05 apply only to the subsidiary guarantors. We generally object to all situations in which parent guarantees could be released and are especially concerned with Sections 10.05(a)(i) and 10.05(a)(ii) of the Indenture dated as of July 9, 2012. If you intend to continue to exclude the financial statements of the parent guarantors in reliance upon Rule 3-10 of Regulation S-X, we believe you should amend your Indenture to remove these provisions. Alternatively, please provide us with a specific and comprehensive discussion explaining why you believe the parent guarantees constitute full and unconditional guarantees notwithstanding these provisions. In doing do, please also

explain how "by virtue of the reference to Section 4.10, release under Section 10.05(a)(ii) [of the Indenture] is applicable only to the disposition of the capital stock of subsidiary Guarantors."

Incorporation by Reference; Additional Information, page v

2. Please include the Form 8-K filed on November 21, 2012 in the list of documents incorporated into the registration statement by reference. Refer to Item 13(a)(2) of Form S-4. Please also specifically incorporate each current and periodic report filed between the next amendment to the registration statement's effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Exchange Offer, page 34

Expiration Date; Extensions; Amendments; Termination, page 34

3. We note your response to comment 5 in our letter dated October 26, 2012. Please revise your disclosure to state, as you do in your response letter, that your reference to your right to "delay acceptance of any initial notes" refers to the right to delay acceptance "only due to an extension of the exchange offer."

Part II – Information Not Required in Prospectus, page II-1

Item 20. Indemnification of Directors and Officers, page II-1

4. We note your response to comment 7 in our letter dated October 26, 2012. It does not appear that your revised disclosure addresses any provisions of the constituent documents of The Bon-Ton Department Stores, Inc. and The Bon-Ton Stores of Lancaster, Inc. that relate to indemnification. Please revise your disclosure to include a discussion of any such provisions, or advise. See Item 702 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: David Huntington